UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 12, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

This Report on Form 6-K contains the following:-

1.                                     A news release dated 7 May 2014 entitled ‘VODAFONE AND SFR STRENGTHEN STRATEGIC GLOBAL ALLIANCE’

2.                                     A news release dated 8 May 2014 entitled ‘LEAVE YOUR PLASTIC CARDS AT HOME WITH NEW SERVICE FOR THE VODAFONE MOBILE WALLET’

3.                                     Stock Exchange Announcement dated 14 May 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

4.                                     Stock Exchange Announcement dated 14 May 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS - REPLACEMENT’

5.                                     Stock Exchange Announcement dated 16 May 2014 entitled ‘VODAFONE GROUP PLC TOTAL VOTING RIGHTS AND CAPITAL - CORRECTION’

6.                                     Stock Exchange Announcement dated 22 May 2014 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

7.                                     Stock Exchange Announcement dated 30 May 2014 entitled ‘VODAFONE GROUP PLC TOTAL VOTING RIGHTS AND CAPITAL’

7 May 2014

VODAFONE AND SFR STRENGTHEN STRATEGIC GLOBAL ALLIANCE

Vodafone and SFR, the second largest French telecommunications company, today agreed to renew their strategic global alliance for a further four years. The two companies will continue to provide fixed and mobile telecommunications services to multi-national customers in France as well as roaming services for consumers travelling in and from the country.

The non-equity Partner Market agreement reaffirms SFR as Vodafone’s strategic partner in France and builds on the strong cooperation which has existed between the two companies since 2002. France is an important enterprise market for Vodafone with a significant number of the Group’s multinational customers either headquartered or having a satellite office there.

SFR Business Team and Vodafone Global Enterprise - the companies’ business units that provide communications services to multinational companies - will work together on new business opportunities, including machine-to-machine (M2M) services, 3G and 4G roaming and unified communications across France and the rest of the world.  Vodafone will also continue to offer SFR a range of Vodafone Global Enterprise services for use by customers in France.

Vodafone Group Chief Executive Vittorio Colao, said: “Our agreement with SFR builds on a longstanding and successful collaboration that began more than eleven years ago, and I’m delighted that this will continue in future.”

SFR’s CEO Jean-Yves Charlier, commented: “This latest agreement with Vodafone bolsters both companies’ positions in the key enterprise market in France and confirms SFR as a leading player in the French telecommunications.”

SFR customers will have access to Vodafone’s mobile and fixed networks covering nearly 30 countries as well as approximately 50 Vodafone Partner Markets networks worldwide.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

8 May 2014

LEAVE YOUR PLASTIC CARDS AT HOME WITH NEW SERVICE FOR THE

VODAFONE MOBILE WALLET

The days of searching a bag or drawer at home for supermarket loyalty cards, paper coupons or gym membership identification are over thanks to a new mobile app available from Vodafone. Customers can now electronically load all their plastic cards straight into Vodafone’s mobile wallet located on their smartphone.

Vodafone signed an agreement with Austrian software company, Bluesource, to provide a Vodafone Wallet version of its ‘mobile-pocket’ app - one of the largest and most popular customer cards and shopping apps in Europe. This service is free of charge to use and will sit within the Vodafone mobile wallet. It will be progressively rolled out in countries where Vodafone has already launched its mobile wallet, starting in Germany, the Netherlands and Spain from this month with other countries expected to follow during this year.

The app, which has been downloaded by more than one million users, allows a customer to load their physical plastic cards onto their smartphone by either scanning or typing in the number.  Online templates already exist for a large number of loyalty cards from more than 1,500 leading service providers, including retailers, event organisers, transport companies and advertisers. If a user can’t find the card they want, they can create a new template on their phone.

Stefano Parisse, Group Consumer Services Director of Vodafone, said: “Our customers want to take advantage of as many club, retail and membership offers as possible, but the number of plastic cards often exceed the capacity of their physical wallets.

“Vodafone’s mobile wallet, when used with the mobile pocket app, removes that problem by allowing a user to load a limitless number of loyalty cards directly onto their phone. Participating retailers also benefit since they will be able to send vouchers and special offers directly to the Vodafone mobile wallets of their regular customers.”

The app will fit inside the mobile wallet alongside Vodafone SmartPass, a Visa-based payment card that can be used to purchase goods and services at contactless point of sale terminals across Europe. In addition to Vodafone SmartPass, launched in 2013, the company expects to add a number of other virtual stored value cards, transport tickets and coupons from third-party service providers to its mobile wallet.

- ends -

Note to Editors

The Vodafone mobile wallet offers customers the speed, simplicity and convenience of managing their everyday transactions with a single tap of their smartphone, using innovative and reliable services developed by providers they can trust.  Based on near field communications (NFC)-enabled technology, the mobile wallet is available to use on a number of leading smartphone devices from Samsung, Sony and HTC and that range is expected to expand rapidly during 2014.

A user can either download the mobile wallet to a mobile phone or via a home computer. In addition, personal details are stored directly on the latest mobile SIM card, making it very secure. If a user’s smartphone is either lost or stolen, then the contents of their mobile wallet are covered by the same anti-fraud protection measures offered by financial services and all details on the SIM card can be wiped clean remotely.

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 419 million customers in its controlled and jointly controlled markets as of 31 December 2013. Vodafone has equity interests in telecommunications operations in nearly 30 countries and around 50 partner networks worldwide. For more information, please visit: www.vodafone.com

14 May 2014

At: 14.45

RNS: 1263H

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited that on 13 April 2014 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 220.75p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	114
Matthew Kirk	114
Ronald Schellekens	114

END

14 May 2014

At: 15:27

RNS: 1322H (replacing 1263H )

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS - REPLACEMENT

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised by Computershare Trustees Limited that on 13 May 2014 the persons discharging managerial responsibility noted below, acquired the following number of ordinary shares of US$0.20 20/21 each in the Company, at the price of 220.75p per share in connection with the Vodafone Share Incentive Plan:

Name of Director / PDMR	Number of Shares
Nick Jeffery	114
Matthew Kirk	114
Ronald Schellekens	114

END

16 May 2014

At: 15:57

RNS: 3878H (replacing 7965H)

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL - CORRECTION

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 28,811,949,048 ordinary shares of U.S.$0.20 20/21 each with voting rights, of which 2,371,091,601 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,440,857,447.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

22 May 2014

At: 16:10

RNS: 8595H

VODAFONE GROUP PLC

(‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company announces that notification was received on 22 May 2014 that, Luc Vandevelde, a Non-Executive Director of the Company, acquired an interest in 10,220  ordinary shares of US$0.20 20/21  each (“Ordinary Shares”) in the Company at the price of £2.048 per Ordinary Share.

As a result of the above, Luc Vandevelde now has an interest in 65,100 Ordinary Shares.

END

30 May 2014

At: 14:26

RNS: 4972I

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market of the following:

Vodafone’s issued share capital consists of 28,811,963,728 ordinary shares of U.S.$0.20 20/21 each with voting rights, of which 2,370,208,616 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,441,755,112.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 12, 2014	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary